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COPA AIRLINES TAKES DELIVERY OF EMBRAER AIRCRAFT
Copa’s fleet, one of the youngest in the industry, now consists of 41 aircraft

Panama, Oct. 14, 2008 -- Copa Airlines, a subsidiary of Copa Holdings, SA (NYSE: CPA), has taken delivery of its 14th Embraer 190 aircraft. The acquisition brings the total number of aircraft in the Panamanian airline’s fleet to 41.
“The Embraer 190 is a good fit for our airline’s growth plan, making it possible for us to serve routes that require an aircraft of its capacity” said Pedro Heilbron, CEO of Copa Airlines, “We are very pleased with the performance of this aircraft.”
Built in Brazil, the Embraer 190 aircraft are considered the most efficient in their class. They are equipped with the most advanced navigation technology available, reducing the pilot’s work and improving aircraft performance. The Embraer 190 has seating for 94 passengers, with 10 in Business Class (Clase Ejecutiva) and 84 in coach. The coach cabin has two seats on each side of the aisle, with no middle seat.
The Embraer 190 is an important part of Copa’s fleet renewal plan, which includes the acquisition of modern aircraft equipped with features to reduce greenhouse gas emissions. Copa has a companywide commitment to environmental responsibility.

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Copa Airlines’ fleet continues to be one of the youngest in the industry with an average age of 4.1 years. In addition to its 14 Embraer aircraft, Copa operates 27 Boeing 737 Next Generation jets.

About Copa Holdings, S.A.
Copa Holdings, through its Copa Airlines and Aero República operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers 136 daily scheduled flights to 42 destinations in 22 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. From the U.S., Copa offers nonstop service to Panama 20 times a week from Miami; daily from New York City, Los Angeles and Washington, D.C.; and 12 times a week from Orlando. Copa is an associate member of the Global SkyTeam alliance, giving its passengers access to more than 15,200 daily flights to more than 790 cities in 162 countries. Aero República, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogotá, Bucaramanga, Cali and Medellin. For more information, visit www.copaair.com.